FOIA CONFIDENTIAL TREATMENT REQUEST

March 22, 2011

VIA FEDERAL EXPRESS

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010
Form 10-Q Fiscal Quarter Ended September 30, 2010
Form 8-K/A filed February 10, 2011
File No. 1-13718

Dear Mr. Spirgel:

MDC Partners Inc. (the “Company”) wishes to bring the following matters to your attention.

Rule 83 Request for Confidential Treatment

On March 22, 2011, the Company submitted requested information to the Commission regarding the classification of its operating segments.  The Company hereby requests, in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), that the Commission accord confidential treatment under the Freedom of Information Act (“FOIA”) with respect to (i) the enclosed exhibits to the response letter of even date to you and all information derived therefrom (identifying code and number A-1 and A-2) (the “Confidential Information”), (ii) any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission that incorporate, include or relate to the Confidential Information or conversations related thereto, and (iii) this request (collectively, the “Confidential Material”).

Confidential Treatment Requested by MDC Partners

We believe that the Confidential Material is covered by one or more exemptions in the Freedom of Information Act.  In particular, 17 C.F.R. Section 200.80(b)(4) exempts disclosure of commercial or financial information which is privileged or confidential.  We believe that the Confidential Material contains privileged and confidential commercial and financial information that should be protected from public disclosure pursuant to this exemption.

Rule 418 and Rule 12b-4 Request

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Confidential Information was provided to the Staff on a confidential, supplemental basis only and was not to be filed with or deemed part of the above-captioned Form 10-K or Form 10-Q or any amendment thereto.

Pursuant to Rule 418(b) and Rule 12b-4, we hereby request on behalf of the Company that the Confidential Information be returned to the undersigned promptly following completion of the Staff’s review thereof.  Please call the undersigned once this review is completed so that we can arrange to have the Confidential Information retrieved from you.

*           *           *

This request is not to be construed as a waiver of any other protection from disclosure or confidential treatment accorded by law, and the Company will rely on and invoke any such confidentiality protection.  The Company requests that the Commission advise the undersigned, the representative of the Company pursuant to 17 C.F.R. § 200.83(c)(5), in advance of any disclosure of the Company’s Confidential Information pursuant to the FOIA or the Commission’s Rules of Practice so that this request for confidential treatment may be substantiated.  Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.

Very truly yours,

/s/ Mitchell Gendel
Mitchell Gendel, General Counsel

cc:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA 22312-2413

David B. Doft, Chief Financial Officer (MDC)
Michael Sabatino, Chief Accounting Officer (MDC)